(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 28, 2005

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity California Municipal Trust (the trust):
Fidelity California Short-Intermediate Tax-Free Bond Fund (the fund)
File Nos. (002-83367) and (811-03725)
Post-Effective Amendment No. 48

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 48 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and January 1, 2005, is maintained at the offices of the trust.

This filing serves to register Fidelity California Short-Intermediate Tax-Free Bond Fund as a new series of Fidelity California Municipal Trust. The fund will seek a high level of current income, exempt from federal and California personal income taxes. The new fund is introduced through a Prospectus and Statement of Additional Information (SAI). The fund may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of October 11, 2005. We request your comments by August 29, 2005.

Please contact Jeanette Webster at (617) 392-2662 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Colin McDevitt
Colin McDevitt
Legal Product Group